UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-12917

REIS, INC.

(Exact name of registrant as specified in its charter)

1185 Avenue of the Americas, New York, New York 10036

(212) 921-1122

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.02 per share

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:        2*

Pursuant to the requirements of the Securities Exchange Act of 1934, Reis, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 30, 2018	REIS, INC.

	By:	/s/ Elizabeth M. McCarroll
	Name:	Elizabeth M. McCarroll
	Title:	Corporate Secretary

*

On August 29, 2018, Reis, Inc. (the “Registrant”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Moody’s Corporation, a Delaware corporation (“Moody’s”), and Moody’s Analytics Maryland Corp., a Maryland corporation and wholly-owned subsidiary of Moody’s (“Offeror”), pursuant to which Moody’s would acquire the Registrant. On October 15, 2018, pursuant to the Merger Agreement, after completion of a tender offer by Offeror for the outstanding shares of common stock of the Registrant, par value $0.02 per share (the “Shares”), at a price of $23.00 per Share, net to the holder in cash, without interest and less any applicable withholding taxes (the “Offer Price”), Offeror merged with and into the Registrant, with the Registrant continuing as the surviving corporation and a wholly owned subsidiary of Moody’s (the “Merger”). The Merger became effective on October 15, 2018 following the filing of the Articles of Merger with the State Department of Assessments and Taxation of the State of Maryland (the “Effective Time”). At the Effective Time of the Merger, among other things, each Share (other than any Shares held by Moody’s, any of Moody’s subsidiaries (including Offeror) or any subsidiary of the Registrant) was automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price. Prior to the Merger, a wholly-owned subsidiary of Registrant held 2,557,456 Shares. As a result of the Merger, Parent holds 11,571,797 shares of common stock of Registrant, par value $0.01 per share. A wholly-owned subsidiary of Registrant holds the remaining 2,557,456 shares of common stock of Registrant, par value $0.01 per share.